UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company Act of 1940

[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	CONNOR, III JAMES LEWIS		Cal Dive International, Inc. “CDIS”
	(Last) (First) (Middle)
	400 N. SAM HOUSTON PARKWAY E.,	4.	Statement for Month/Year	5.	If Amendment, Date of Original (Month/Year)
	SUITE 400		AUGUST 2002
	(Street)
		6.	Relationship of Reporting Person(s) to Issuer	7.	Individual or Joint/Group Filing (Check Applicable Line)
	HOUSTON, TEXAS 77060 (City) (State) (Zip)		[ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below)		[ ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
			SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY

FORM 4 (CONTINUED)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Mo/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

					Code	V		Amount	(A) or (D)	Price

	1. Cal Dive International, Inc. Common Stock		7/5/2002		N/A	V		282.00	A	18.615		762.233		D

	2. Cal Dive International, Inc. Common Stock		VARIOUS		N/A	V		10.804	A	VARIOUS		436.811		D

	#1 Employee Stock Purchase Plan

	#2 401(k) Retirement Plan

FORM 4 (CONTINUED)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Mo/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

							Code	V		(A)	(D)

	OPTIONS		17.500		7/22/2002		A	V		30,000	–

FORM 4 (CONTINUED)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Mo/Day/Year)	7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

Date Exercisable	Expiration Date		Title	Amount or Number of Shares

7/22/2003	7/22/2012		Cal Dive International, Inc. Common Stock	30,000		–		30,000		D

Explanation of Responses:

The filing of this statement shall be deemed an admission that the undersigned is, for purposes of section 16 of the Securities Act of 1934, as amended, or otherwise, the owner of any equity securities covered by this statement.

/s/ James Lewis Connor III	8/28/02
**Signature of Reporting Person	Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.